Tributary Funds, Inc.
1620 Dodge Street, Stop 1089
Omaha, NE 68197

January 18, 2023
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Tributary Funds, Inc. – File Numbers 033-85982 and 811-08846 the ("Company")

To the Staff of the Commission:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Company please find: (i) a copy of the Company’s Investment Company Blanket Bond No. 107310693 (the “Fidelity Bond”) issued by Travelers Casualty and Surety Company of America in the amount of $1,500,000; and (ii) a secretary’s certificate certifying the resolutions approved by the Company’s Board of Directors on August 15, 2022, approving the type, form, coverage and amount of the Fidelity Bond.
The Company paid a premium of $3,056 for the amount of the Fidelity Bond for the period from October 1, 2022, through October 1, 2023.
This amendment is being filed to correct the Fidelity Bond materials previously filed by the Company on December 13, 2022.

Respectfully submitted,

/s/ Zachary Tackett
Zachary Tackett
Secretary, Tributary Funds, Inc.
Enclosures